Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Q1 FY16 Financial Results

Revenues at Rs.37.6 billion, YoY growth of 7%

EBITDA at Rs.9.9 billion, 26% of revenues, YOY growth of 12%

PAT at Rs.6.3 billion, 17% of revenues, YoY growth of 14%

Hyderabad, India, July 30, 2015: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2015 under International Financial Reporting Standards (IFRS).

Q1 FY16: Key Highlights

•	Consolidated revenues at Rs.37.6 billion, year-on-year growth of 7%

•	Gross Profit Margin at 61.1%, improved by 180 bps over last year

•	Research & Development (R&D) spend at Rs.4.4 billion. Continued focus on building complex and differentiated pipeline.

•	Selling, general & administrative (SG&A) expenses at Rs.11.0 billion. Marginal year-on-year increase.

•	EBITDA for Q1 FY 16 at Rs.9.9 billion, 26% of revenues, year-on-year growth of 12%.

•	Profit after tax for Q1 FY 16 at Rs.6.3 billion, 17% of revenues, year-on-year growth of 14%

Commenting on the results, Dr. Reddy’s co-chairman and CEO, GV Prasad said, “Our first quarter results, with YoY growth of 7% in topline and 14% in bottom line, reflects healthy performance. We were able to achieve these results despite limited new launches and headwinds in the form of currency devaluation in key emerging markets. As we continue to further strengthen our product portfolio and drive new launches, we are well positioned for the next phase of our growth.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.63.59

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q1 FY 16			Q1 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	591	37,578	100.0	553	35,175	100.0	7
Cost of revenues	230	14,631	38.9	225	14,331	40.7	2

Gross profit	361	22,947	61.1	328	20,844	59.3	10

Operating Expenses
Selling, general & administrative expenses	173	10,973	29.2	168	10,679	30.4	3
Research and development expenses	69	4,387	11.7	61	3,875	11.0	13
Other operating expense / (income)	(2)	(125)	(0.3)	(3)	(185)	(0.5)	(32)

Results from operating activities	121	7,712	20.5	102	6,475	18.4	19

Finance (expense) / income, net	3	216	0.6	8	481	1.4	(55)
Share of profit of equity accounted investees, net of income tax	1	49	0.1	1	53	0.2	(8)

Profit before income tax	125	7,977	21.2	110	7,009	19.9	14

Income tax expense	27	1,720	4.6	24	1,505	4.3	14

Profit for the year	98	6,257	16.6	87	5,504	15.6	14

Diluted EPS	0.58	36.6		0.51	32.2		13

EBITDA Computation

Particulars	Q1 FY 16		Q1 FY 15
	($)	(Rs.)	($)	(Rs.)
Profit before tax	125	7,977	110	7,009
Interest (income) / expense net*	(5)	(304)	(0)	(5)
Depreciation	24	1,547	21	1,317
Amortization	11	721	9	555

EBITDA	156	9,941	140	8,876

EBITDA (% to sales)		26.5		25.2

*	Includes dividend and profit on sale of investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.63.59

Key Balance Sheet Items

Particulars	As on 30th Jun 15		As on 31st Mar 15
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	552	35,117	624	39,654
Trade receivables	661	42,030	641	40,755
Inventories	411	26,149	401	25,529
Property, plant and equipment	777	49,386	756	48,090
Goodwill and Other Intangible assets	379	24,106	258	16,430
Loans and borrowings (current & non-current)	651	41,400	678	43,125
Trade payables	180	11,448	168	10,660
Equity	1,870	118,885	1,750	111,302

Revenue Mix by Segment

Particulars	Q1 FY 16			Q1 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	487	30,961	82	452	28,739	82	8
North America		18,515	60		16,205	56	14
Europe*		1,912	6		1,334	5	43
India		4,756	15		3,999	14	19
Emerging Markets#		5,776	19		7,201	25	(20)
PSAI	88	5,614	15	87	5,538	15	1
North America		664	12		547	10	21
Europe		2,352	42		2,681	48	(12)
India		587	10		775	14	(24)
Rest of World		2,011	36		1,534	28	31
Proprietary Products & Others	16	1,003	3	14	899	3	12

Total	591	37,578	100	553	35,175	100	7

*	Europe referred above primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Note: During the quarter ended 30 June 2015, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and related costs of this product for the previous periods have been reclassified to conform to such change.

Segmental Analysis

Global Generics

Revenues from Global Generics segment for Q1 FY16 are at Rs.31.0 billion, year-on-year growth of 8%, primarily driven by North America, Europe, Venezuela and India.

•	Revenues from North America for Q1 FY16 at Rs.18.5 billion, year-on-year growth of 14%. Primarily on account of:

•	Sustained performance of the injectable franchise and market share gains in key molecules

•	Contribution from products launched subsequent to quarter ended June 30, 2014 majorly being valganciclovir, sirolimus, Habitrol® etc.

•	6 new product filings in the US during the quarter. Cumulatively, 73 ANDAs are pending for approval with the USFDA of which 47 are Para IVs out of which we believe 16 to have ‘First to File’ status.

•	Revenues from Emerging Markets for Q1 FY16 at Rs.5.8 billion, year-on-year decline of 20%.

•	Revenues from Russia at Rs.2.3 billion, year-on-year decline of 45% primarily on account of the ongoing macro-economic uncertainties and the consequent depreciation of rouble. In constant currency revenues declined by 22%.

•	Revenues from CISR markets at Rs.0.8 billion, and remained flat on a year-on-year basis. Growth was affected primarily on account of currency depreciation.

•	Revenues from Rest of World (RoW) territories at Rs.2.7 billion recorded year-on-year growth of 21%. Of this Venezuela delivered strong growth of 42% on the back of continuing volumes uptake.

•	Revenues from India for Q1 FY16 at Rs.4.8 billion, year-on-year growth of 19%.

•	Growth is driven by continued focus on new product launches and prescription growth.

•	As per IMS Jun’15, Dr Reddy’s MAT Gr% at 16.8% versus market Gr% of 13.9%.

Integration of the UCB products portfolio completed during the quarter

•	Revenues from Europe for Q1 FY16 at Rs.1.9 billion, year-on-year growth of 43%. Growth was primarily driven by new products (aripiprazole and pregabalin) launched during the fourth quarter of fiscal 2015.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for FY15 at Rs.5.6 billion, and remained flat on a year-on-year basis.

•	During the quarter, 9 DMFs were filed globally. The cumulative number of DMF filings as of June 30, 2015 is 747.

Income Statement Highlights:

•	Gross profit margin at 61.1% and registered an improvement of ~180 bps over that of previous year. Gross profit margin for Global Generics (GG) and PSAI business segments are at 67.6% and 23.7% respectively.

•	Selling, General and Administration (SG&A) expenses at Rs.11.0 billion, year-on-year increase of 3%. SG&A as % to sales improved by ~120 bps over previous year.

•	Research & development expenses at Rs.4.4 billion, year-on-year increase of 13%. 11.7% of revenues in Q1 FY16 as compared to 11.0% of revenues in Q1 FY15. The increase is in line with our planned scale-up in development activities.

•	Net Finance income at Rs.216 million compared to Rs.481 million in Q1 FY15. The net decrease in Finance income is on account of:

•	Net forex gain of Rs.12 million in the current quarter vs Rs.476 million in the previous year

•	Certain monetary assets and liabilities of the Venezuelan subsidiary that may not qualify for translation at the CENCOEX rate of VEF 6.3 per USD, have been translated at the SIMADI rate of VEF 197 per USD and the resultant charge of Rs.100 million has been recorded as foreign exchange loss.

•	Incremental profit on sales of investments of Rs.179 million.

•	Net increase in interest income of Rs.120 million.

•	Profit after Tax at Rs.6.3 billion, 17% of revenues, year-on-year growth of 14%.

•	Diluted earnings per share is at Rs.36.6

•	Capital expenditure is at Rs.2.6 billion.

Earnings Call Details (06.30 pm IST, July 30, 2015)

The Company will host an earnings call at 06.30 pm IST on July 30, 2015, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:	91 22 3960 0616
Secondary number:	91 22 6746 5826
Playback of call:	91 22 3065 2322, 91 22 6181 3322 Conference ID: 375#
Web-cast www.drreddys.com	More details will be provided through our website,

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.